

Mail Stop 4631

April 15, 2010

Cynthia L. Lucchese
Senior Vice President and Chief Financial Officer
Hillenbrand, Inc.
One Batesville Boulevard
Batesville, Indiana 47006

> **Re: Hillenbrand, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2009**
> **File No. 1-33794**

Dear Ms. Lucchese:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant